SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACCOLADE, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

00437E102
(CUSIP Number)

James C. Madden, V.
Marc F. McMorris
Managing Members
Carrick Management Partners, LLC
Carrick Management Partners II, LLC
610 Newport Center Drive, Suite 1220
Newport Beach, CA 92660
(949) 209-6292

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 00437E102	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Management Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,533,062(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,533,062(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,533,062(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.2%(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
The shares are held of record as follows: (i) 341,153 shares held of record by CCAF (as defined in Item 2(a) below), (ii) 116,560 shares held of record by CCFF (as defined in Item 2(a) below) and (iii) 2,075,349 shares held of record by CCP (as defined in Item 2(a) below). CMP (as defined in Item 2(a) below) is the general partner of each of the aforementioned record holders and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris (as defined in Item 2(a) below) and Madden (as defined in Item 2(a) below), a member of the Issuer’s board of directors, are the managing members of CMP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission (as defined in Item 5(a) below) on July 2, 2020 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “33 Act”).

CUSIP No. 00437E102	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Associates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 341,153(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 341,153(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,153(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by CCAF. CMP is the general partner of CCAF and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Founders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,560(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,560(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,560(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by CCFF. CMP is the general partner of CCFF and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,075,349(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,075,349(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,075,349(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by CCP. CMP is the general partner of CCP. and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Management Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 975,216(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 975,216(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,216(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.0%(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
The shares are held of record as follows: (i) 487,608 shares held of record by CIF (as defined in Item 2(a) below) and (ii) 487,608 shares held of record by CIFII (as defined in Item 2(a) below). CMPII (as defined in Item 2(a) below) is the general partner of each of the aforementioned record holders and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners II Co-Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,608(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,608(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,608(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by CIF. CMPII is the general partner of CIF and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS Carrick Capital Partners II Co-Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 487,608(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 487,608(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,608(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by CIFII. CMPII is the general partner of CIFII and may be deemed to have voting, investment and dispositive power with respect to these securities. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of CMPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS James C. Madden, V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 122,718
	8	SHARED VOTING POWER 3,508,278(1)
	9	SOLE DISPOSITIVE POWER 122,718
	10	SHARED DISPOSITIVE POWER 3,508,278(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,630,996(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.4%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The shares are held of record as follows: (i) 122,718 shares held by the James C, Madden, V. Living Trust (the “Trust”), which Madden is the trustee of, (ii) 341,153 shares held of record by CCAF, (iii) 116,560 shares held of record by CCFF, (iv) 2,075,349 shares held of record by CCP, (v) 487,608 shares held of record by CIF and (vi) 487,608 shares held of record by CIFII. CMP is the general partner of each of CCAF, CCFF and CCP (collectively, the “CMP Group”) and CMPII is the general partner of each of CIF and CIFII (collectively, the “CMPII Group”). CMP and CMPII may be deemed to have voting, investment and dispositive power with respect to the securities held by the CMP Group and the CMPII Group, respectively. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of both CMP and CMPII and may each be deemed to share voting, investment and dispositive power with respect to the securities held by the CMP Group and the CMPII Group.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

CUSIP No. 00437E102	13D	Page 10 of 10 Pages

1	NAMES OF REPORTING PERSONS Marc F. McMorris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,508,278(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,508,278 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,508,278(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.2%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The shares are held of record as follows: (i) 341,153 shares held of record by CCAF, (ii) 116,560 shares held of record by CCFF, (iii) 2,075,349 shares held of record by CCP, (iv) 487,608 shares held of record by CIF and (v) 487,608 shares held of record by CIFII. CMP is the general partner of each of CCAF, CCFF and CCP and CMPII is the general partner of each of CIF and CIFII. CMP and CMPII may be deemed to have voting, investment and dispositive power with respect to the securities held by the CMP Group and the CMPII Group, respectively. McMorris and Madden, a member of the Issuer’s board of directors, are the managing members of both CMP and CMPII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)
Based on 48,788,710 shares of Common Stock outstanding as of July 7, 2020, as reported by the Issuer in its final prospectus dated July 1, 2020 and filed with the Commission on July 2, 2020 pursuant to Rule 424(b)(4) under the 33 Act.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Accolade, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1201 Third Avenue, Suite 1700, Seattle, WA 98101.

Item 2.	Identity and Background.

(a) This Statement is being filed by Carrick Capital Associates Fund, L.P. (“CCAF”), Carrick Capital Founders Fund, L.P. (“CCFF”), Carrick Capital Partners, L.P. (“CCP”), Carrick Capital Partners II Co-Investment Fund, L.P. (“CIF”), Carrick Capital Partners II Co-Investment Fund II, L.P. (“CIFII”), Carrick Management Partners , LLC (“CMP”), Carrick Management Partners II, LLC (“CMPII” and, together with CCAF, CCFF, CCP, CIF, CIFII, and CMP, the “Reporting Entities”), James C. Madden, V. (“Madden”) and Marc F. McMorris (“McMorris” and together with Madden, the “Managing Members”). The Reporting Entities and Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of the Reporting Entities, and the business address of McMorris, is One California Street, Suite 1900, San Francisco, CA 94111. The business address of Madden is 610 Newport Center Drive, Suite 1220, Newport Beach, CA 92660.

(c) The Reporting Entities are venture capital investment entities. The Managing Members are engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Managing Members are the managing members of CMP, the general partner of CCAF, CCFF and CCP and CMPII, the general partner of CIF and CIFII. In addition, Madden is a member of the Issuer’s board of directors.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CMP and CMPII are limited liability companies organized under the laws of the State of Delaware. Each of CCAF, CCFF, CCP, CIF and CIFII are limited partnerships organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In June 2010, the Trust purchased 100,000 shares of the Issuer’s Common Stock for a purchase price of $0.025 per share and an aggregate purchase price of $2,500.00.

In June 2010, the Trust purchased 12,946 shares of the Issuer’s Series B Preferred Stock (“Series B Preferred”) for a purchase price of $4.1748 per share and an aggregate purchase price of $54,046.97.

In March 2012, the Trust purchased 4,784 shares of the Issuer’s Series C Preferred Stock (“Series C Preferred”) for a purchase price of $11.64415 per share and an aggregate purchase price of $55,705.62.

In December 2013, CCAF purchased 191,833 shares of the Issuer’s Series D Preferred Stock (“Series D Preferred”) for a purchase price of $17.1245137 per share and an aggregate purchase price of $3,285,046.84.

In December 2013, CCFF purchased 65,543 shares of Series D Preferred for a purchase price of $17.1245137 per share and an aggregate purchase price of $1,122,392.01.

In December 2013, CCP purchased 1,166,984 shares of Series D Preferred for a purchase price of $17.1245137 per share and an aggregate purchase price of $19,984,033.50.

In April 2018, CIF purchased 209,538 shares of the Issuer’s Series E Preferred Stock (“Series E Preferred”) for a purchase price of $23.86195 per share and an aggregate purchase price of $4,999,985.28, and in connection therewith, was issued one or more warrants to purchase up to 254,002 shares of Common Stock at an initial exercise price of $0.0001 per share.

In April 2018, CIFII purchased 209,538 shares of Series E Preferred for a purchase price of $23.86195 per share and an aggregate purchase price of $4,999,985.28, and in connection therewith, was issued one or more warrants to purchase up to 254,002 shares of Common Stock at an initial exercise price of $0.0001 per share.

In March 2020, the Issuer effected a one-for-five reverse stock split of the Issuer’s outstanding Preferred and Common Stock, subject to the Issuer’s Amended and Restated Certificate of Incorporation, as amended. The previously represented numbers in this Item 3 reflect post-reverse stock split holdings. In connection with the reverse stock split, the number of shares of Common Stock for which each warrant was exercisable was adjusted to 50,800 and the exercise price per share was adjusted to $0.0005.

On July 7, 2020, effective upon the closing of the Issuer’s initial public offering of its Common Stock (the “Offering”), each share of Series B Preferred automatically converted into 1.1898 shares of Common Stock for no consideration, and each share of Series C Preferred automatically converted into 1.5293 shares of Common Stock for no consideration, which resulted in the Trust holding 122,718 shares of Common Stock.

Effective upon the closing of the Offering, each share of Series D Preferred automatically converted into 1.7784 shares of Common Stock for no consideration, which resulted in:

•	CCAF holding 341,153 shares of Common Stock;
•	CCFF holding 116,560 shares of Common Stock; and
•	CCP holding 2,075,349 shares of Common Stock.

Effective upon the closing of the Offering, each share of Series E Preferred automatically converted into 2.0846 shares of Common Stock for no consideration, and the warrants held in connection with the purchase of the Series E Preferred were automatically net exercised and surrendered such that the holder of each warrant received 50,798 of shares of Common Stock after deduction of the exercise price, which resulted in:

•	CIF holding 487,608 shares of Common Stock; and

•	CIFII holding 487,608 shares of Common Stock.

All shares of the capital stock of the Issuer purchased by CCAF, CCFF, CCP, CIF and CIFII have been purchased using investment funds provided to each by its limited partner and general partner investors. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Madden is a member of the Board of Directors of the Issuer (the “Board”). In addition, in his capacity as a director, Madden may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to a plan or policy with regard to compensation of members of the Board.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) According to the Issuer’s final prospectus dated July 1, 2020 and filed with the Securities and Exchange Commission (the “Commission”) on the same date pursuant to Rule 424(b)(2) under the Securities Act of 1933, as amended, there were 48,788,710 outstanding shares of Common Stock.

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CMP	341,153	CCAF	341,153	0
	116,560	CCFF	116,560	0
	2,075,349	CCP	2,075,349	0

Total	2,533,062		2,533,062	0	5.2%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CCAF	341,153	CCAF	341,153	0

Total	341,153		341,153	0	0.7%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CCFF	116,560	CCFF	116,560	0

Total	116,560		116,560	0	0.2%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CCP	2,075,349	CCP	2,075,349	0

Total	2,075,349		2,075,349	0	4.3%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CMPII	487,608	CIF	487,608	0
	487,608	CIFII	487,608	0

Total	975,216		975,216	0	2.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CIF	487,608	CIF	487,608	0

Total	487,608		487,608	0	1.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
CIFII	487,608	CIFII	487,608	0

Total	487,608		487,608	0	1.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
James C. Madden, V.	122,718	Trust	0	122,718
	341,153	CCAF	341,153	0
	116,560	CCFF	116,560	0
	2,075,349	CCP	2,075,349	0
	487,608	CIF	487,608	0
	487,608	CIFII	487,608	0

Total	3,630,996		3,508,278	122,718	7.4%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Marc F. McMorris	341,153	CCAF	341,153	0
	116,560	CCFF	116,560	0
	2,075,349	CCP	2,075,349	0
	487,608	CIF	487,608	0
	487,608	CIFII	487,608	0

Total	3,508,278		3,508,278	0	7.2%

Madden is the trustee of the Trust. As such, Madden has the power to vote and dispose of securities held by the Trust and may be deemed to beneficially own the securities held of record by the Trust.

CMP, as the general partner of CCAF, CCFF and CCP, has the power to vote and dispose of securities held by such entities and may be deemed to beneficially own the securities held of record by the same. CMPII as the general partner of CIF and CIFII, has the power to vote and dispose of securities held by such entities and may be deemed to beneficially own the securities held of record by the same.

Each of the Managing Members is a managing member of both CMP and CMPII. The Managing Members share the decision-making power of CMP and CMPII with respect to the voting and disposition of the securities of the Issuer beneficially owned by both entities. As a result, each of the Managing Members may be deemed to beneficially own the securities of the Issuer held of record by CMP and CMPII.

(b) See the information in subsection (a) above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of CCAF, CCFF, CCP, CIF and CIFII, the general partner and limited partners of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with its purchase of shares of the Issuer’s securities, CCAF, CCFF, CCP, CIF, CIFII and certain of the Issuer’s other investors entered into a Fifth Amended and Registration Rights Agreement, dated October 2, 2019, with the Issuer (the “Rights Agreement”). After the closing of the Offering, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Registration Statement on Form S-1 (File No. 333-236786) declared effective by the Commission on July 1, 2020 (the “Registration Statement”), and the

above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Offering, each of CCAF, CCFF, CCP, CIF, CIFII and Madden has entered into a lock-up agreement, pursuant to which each such party agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Issuer’s securities held by them for 180 days following the date of the underwriting agreement for the Offering. The terms and provisions of such lock-up agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the lock-up agreement, a form of which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Madden. The indemnification agreement requires the Issuer, among other things, to indemnify Madden for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Madden in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Registration Statement, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has established a policy with regard to the compensation of members of its Board. Madden, in his capacity as director, is entitled to receive cash compensation and equity compensation pursuant to such policy, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated July 7, 2020, by and among the Reporting Persons (filed herewith).

Exhibit 2:
Fifth Amended and Restated Registration Rights Agreement, dated October 2, 2019, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on February 28, 2020 (SEC File No. 333-236786) and incorporated herein by reference).

Exhibit 3:
Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 24, 2020 (SEC File No. 333-236786) and incorporated herein by reference).

Exhibit 4:
Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on February 28, 2020 (SEC File No. 333-236786) and incorporated herein by reference).

Exhibit 5:
Non-Employee Director Compensation Policy (filed as Exhibit 10.33 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on June 16, 2020 (SEC File No. 333-236786) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2020

CARRICK CAPITAL ASSOCIATES FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL FOUNDERS FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS, L.P.

By:	CARRICK MANAGEMENT PARTNERS, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS II CO-INVESTMENT FUND, L.P.

By:	CARRICK MANAGEMENT PARTNERS II, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK CAPITAL PARTNERS II CO-INVESTMENT FUND II, L.P.

By:	CARRICK MANAGEMENT PARTNERS II, LLC
Its:	General Partner

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK MANAGEMENT PARTNERS, LLC

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

CARRICK MANAGEMENT PARTNERS II, LLC

By:	/s/ James C. Madden, V.
James C. Madden, V., Managing Member

/s/ James C. Madden, V.
James C. Madden, V.

/s/ Marc F. McMorris
Marc F. Morris